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                                                                     EXHIBIT 5.3

PETQUARTERS, INC. RECEIVES $1.45 MILLION IN FINANCING

Lonoke, AR - September 7, 2001 - PetQuarters, Inc. (OTC BB: PDEN) announced today that it had received a total of $1.45 million in loans from two separate lenders. The funds are being used primarily for inventory purchases, payment of debt, and general working capital needs.

PetQuarters' CEO Steve Dempsey stated, "This additional financing represents a very important step in the continued development of Pet Quarters. Given the difficulties of the capital markets as well as the overall economic environment, we are pleased to have attained these significant financings. We remain focused on achieving positive cash-flow, and believe our ability to maintain adequate levels of inventory and good relations with our suppliers will be instrumental in our efforts at achieving this objective."

About PetQuarters, Inc.

PetQuarters, Inc., located on the Internet at www.allpets.com, distributes quality pet supplies to both an online and offline audience through its award winning web site (www.allpets.com) and catalog. Complete with expert advice and tips, PetQuarters distributes over 1.7 million catalogs to consumers nationwide and offers a broad selection of the highest quality pet products at the best possible value, including a private label line of products sold under the Therapet(TM) brand name. Packed with information on all aspects of pet care, entertainment and education, the web site also allows visitors to interact directly with pet experts and provides extensive resources, pet movies and celebrity interviews. The company provides superior service through a state-of-the-art distribution center in Hazelton, Pennsylvania that includes a customer service center, an internal catalog design department, and a warehouse operation that stocks over 14,000 different products.

Safe Harbor Disclaimer: Certain statements contained herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements include, without limitation, statements regarding business and financing plans, business trends and future operating results. Although PetQuarters, Inc. believes that the expectations reflected in such statements are reasonable; it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by the words: believe, expect, anticipate, intend, estimate and similar expressions, or which by their nature refer to future events.

PetQuarters cautions investors that forward-looking statements are not guarantees of future performance, and that the actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, PetQuarters' ability to (i) continue to receive short-term financing until it becomes cash-flow positive, (ii) achieve its projected growth, or (iii) fully implement its business strategies.


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Contact information:

J. Gregg Rollins - Chief Financial Officer 501.676.9222 or

Darren Jordan of the Jordan Agency - 213.384.2211

Darren@thejordanagency.com


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